Contact

www.linkedin.com/in/
nicholasghodges (LinkedIn)

Top Skills

Budgeting
Executive Management
Strategic Planning

Nick Hodges

Make a positive impact.
Salt Lake City Metropolitan Area

Experience

Halcium

Founder | CEO
January 2021 - Present (3 years 8 months)
Salt Lake City Metropolitan Area

Startup built around an innovative wind turbine for urban areas.
Raised $900,000 in capital.
Leads a team of engineers developing the turbine.

Growth CFOs

CFO
January 2019 - Present (5 years 8 months)

Fractional CFO and Controller for small businesses.
Helped owners have a greater sense of control and knowledge of their business's health and future.
Helped manage inhouse accountants, develop them into a future controller or CFO.
Past clients include:
· Energy storage startup.
· Real estate development.
· Home builder.
· Housing for actors and video production.
· Event centers.
· Marketing agencies.
Most companies used Quickbooks, Quickbooks Online, or Xero.

Klymit

CFO
November 2015 - October 2018 (3 years)

CFO for fast growing outdoors company ($5 to $25 million in 3 years).
Partnered with CEO to keep company on track financially.
Developed models to help us make the right decisions at the right time.
Started as the only finance/accounting guy and grew to leading a team of accountants.

Managed all aspects and processes for AP, AR, reporting, month/year closing, daily processes, receipts.

Cash forecasting, management, and reporting.

Capital stack management.

Financial reporting for board, investors, and internal department heads.

Grew and managed a line of credit from $100k to $5 million.

HR compliance in areas like pay, bonuses, benefits, 401k testing.

SaaS management for dashboards (DOMO).

Tailor Built Homes
Controller
January 2015 - November 2015 (11 months)

Packsize
Sales
August 2013 - November 2014 (1 year 4 months)

Various Investment Firms
Sales and Service
January 2009 - July 2013 (4 years 7 months)

Education

Arizona State University
Masters of Business Administration - MBA · (2009 - 2011)

Union College (NE)
Bachelor's degree, Business Administration · (2004 - 2008)